UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51529/April 12, 2005

ADMINSTRATIVE PROCEEDING
File No. 3-11829

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In the Matter of   :
                                            :   ORDER MAKING FINDINGS
DRKOOP.COM, INC.,   :   AND REVOKING REGISTRATIONS
1st MIRACLE ENTERTAINMENT, INC.,   :   BY DEFAULT
and UNITED STATES CRUDE   :
INTERNATIONAL, INC.   :
                                            :
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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on February 15, 2005. A Show Cause Order was issued on March 22, 2005,
directing Respondents to show cause, on or by March 31, 2005, why they should not be held in
default due to their failure to file answers and failure to attend a prehearing conference. See 17
C.F.R. §§ 201.155(a), .220(b), .221(f). On April 6, 2005, the Division of Enforcement renewed
its previous motions, which had requested entry of orders of default as to all Respondents. To
date, Respondents DrKoop.com, Inc. (DrKoop), and 1st Miracle Entertainment, Inc. (1st
Miracle), have failed to file answers to the OIP or responses to the Show Cause Order.

        On March 31, 2005, James F. Alter (Alter) filed a letter entering his pro se appearance on
behalf of United States Crude International, Inc. (U.S. Crude). Attached to Alter's letter was a
copy of a previously filed Memorandum of Response of U.S. Crude, drafted and submitted by
Alter, and a copy of the minutes of U.S. Crude's March 22, 2005, Board of Directors meeting, at
which Alter was appointed "Interim Director" to assist U.S. Crude in this proceeding.

        U.S. Crude has failed to comply with the Show Cause Order. As stated in the Show
Cause Order, and despite Board action now appointing him "Interim Director," Alter is not an
attorney nor a representative of U.S. Crude as defined in Rule 102 of the Commission's Rules of
Practice. I cannot, therefore, consider any of his filings to be on behalf of U.S. Crude. See 17
C.F.R. § 201.102.

        DrKoop, 1st Miracle, and U.S. Crude are in default for failing to file answers to the OIP,
and for failing to attend a prehearing conference. 17 C.F.R. §§ 201.155(a), .220(b), .221(f).
Pursuant to Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find
the following allegations in the OIP to be true.

DrKoop is a Delaware corporation with its last known headquarters in Santa Monica, California, and a class of securities registered with the Commission under Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act). DrKoop is delinquent in its periodic filings, having last filed a periodic report with the Commission for the period ending September 30, 2001, and it has a void status with the Delaware Secretary of State. DrKoop reported assets of $14,347,000, liabilities of $13,676,000, and a net loss of $17,493,000 for the nine months ending September 30, 2001. On December 17, 2001, DrKoop filed for bankruptcy under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California. As of November 30, 2004, DrKoop was quoted on the Pink Sheets. For the six months ending August 24, 2004, DrKoop had an average daily trading volume of 29,091 shares.

1st Miracle is a Nevada corporation headquartered in Los Angeles, California, with a class of securities registered with the Commission under Section 12(g) of the Exchange Act. 1st Miracle is delinquent in its periodic filings, having last filed a periodic report with the Commission for the period ending January 31, 2002. 1st Miracle reported no assets, liabilities of $2,905, and a net loss of $5,905 for the three months ended January 31, 2002. As of November 30, 2004, 1st Miracle was quoted on the Pink Sheets. For the six months ended August 24, 2004, 1st Miracle had an average daily trading volume of 2,808,166 shares.

U.S. Crude is a Nevada corporation headquartered in Redlands, California, with a class of securities registered with the Commission under Section 12(g) of the Exchange Act. U.S. Crude is delinquent in its periodic filings, having last filed a periodic report with the Commission for the period ending December 31, 2000. U.S. Crude reported assets of $3,137,000, liabilities of $361,000, and a net loss of $717,000 for the nine months ended December 31, 2000. As of November 30, 2004, U.S. Crude was quoted on the Pink Sheets. For the six months ended August 24, 2004, U.S. Crude had an average daily trading volume of 186,889,704 shares.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10KSB), and Exchange Act Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). All three Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder for several periods.

Based on the foregoing, I find it is necessary and appropriate for the protection of investors to revoke the registration of each class of the securities of DrKoop, 1st Miracle, and U.S. Crude.

Order

IT IS ORDERED that, pursuant to 12(j) of the Securities Exchange Act of 1934, the registration of each class of the securities of DrKoop.com, Inc., is hereby revoked.

IT IS FURTHER ORDERED that, pursuant to 12(j) of the Securities Exchange Act of 1934, the registration of each class of the securities of 1st Miracle Entertainment, Inc., is hereby revoked.

IT IS FURTHER ORDERED that, pursuant to 12(j) of the Securities Exchange Act of 1934, the registration of each class of the securities of United States Crude International, Inc., is hereby revoked.

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Lillian A. McEwen
Administrative Law Judge